Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Giddy, Inc. (d/b/a/ Boxed)

Commission File No. 001-39817

Date: June 22, 2021

On June 14, 2021, in connection with the previously announced proposed business combination (the “Business Combination”) between Seven Oaks Acquisition Corp. (the “Company”), Blossom Merger Sub Inc., Blossom Merger Sub II, LLC and Giddy Inc. (“Boxed”), Chieh Huang, the Chief Executive Officer of Boxed, was interviewed by Fox Business Network. A copy of the transcript of this interview is set forth below.

Further on June 14, 2021, in another announcement of the Business Combination, Chieh Huang was interviewed by CNN International. A copy of the transcript of this interview is set forth below.

Further on June 14, 2021, the Wall Street Journal published an article on the Business Combination. A copy of the article is set forth below.

FOX BUSINESS NETWORK INTERVIEW TRANSCRIPT

Boxed CEO on Going Public

Monday, June 14, 2021

PARTICIPANTS

Stuart Varney - Fox Business Network Host

Chieh Huang - Boxed CEO

Stuart Varney	I want to bring in our next guest because he’s been on the show. He’s been a guest for ten years now. When he started his online business from his garage many years ago, he then appeared on this program. And the man’s been a fixture ever since. And he’s got--that’s Chieh Huang. Right there, he is.

He’s the CEO of Boxed. He’s the founder of Boxed and a great guest. Chieh, the big announcement is you’re going public. But we made that announcement for you already. And the Wall Street Journal did too. When can I buy shares in Boxed?

Chieh Huang	Yeah. You know, we’re merging via SPAC with an acquisition company called Seven Oaks Acquisition Company. So that’s publicly traded right now on the NASDAQ. We’re looking to close the transaction. So when the--when the ticker turns to Boxed, that’ll be most likely Q4 of this year.

But I’ve always promised you, Stu, when we have the announcement, we’re coming to your show. I wish I was there in person so we can kind of banter back and forth. But I gave you the second best, which is the original Boxed headquarters here in my garage in New Jersey.

Stuart Varney	Yeah. I remember those days. Back in those days you just sold non-perishable items, like paper towels in bulk. What do you sell these days, everything under the sun that’s not food?

Chieh Huang	So we’re still selling a limited assortment to make it easy for our friends and family and all our customers out there to basket build. You got to remember, our customers typically build a basket of eight, nine, ten items. And this is why it makes us very different. Because when you’re shipping eight items of bulk items to someone all the way across the country, it is a different thing that we’re really embarking upon here, and quite different from the other folks out there.

I’d also add that our customer base is starting to ask for a different assortment. What we’re seeing during the pandemic is that a lot of the rural audience that was probably a smaller part--portion of our demographics started to become a bigger part of our business over the last year or so.

Stuart Varney	Are you allowed to tell me what your revenues are these days compared to 10 years ago?

Chieh Huang	Yeah, absolutely. So our first year in business we did about $40,000 in sales. And that was about seven or so years ago. When you look at, kind of, the forecast that we put out, or that we are projecting out forward, we’ll do--call it over $200 plus million in the coming years. And so it’s really been quite a rise since we first started.

Stuart Varney	Why did you go the SPAC route?

Chieh Huang	Yeah. For a few reasons. One is that most folks out there don’t know that we have a very sizable B2b business that was heavily affected by COVID last year. So to tell investors and tell all the folks out there about the story going forward, about how we see the reopening of America playing out with our business, that was really, really important. We’ve also begun to sell the technology that powers this overall Boxed business.

And so to be able to tell that story via SPAC versus a tradition IPO was very, very important for us. And then, lastly, the quantum of capital. So Seven Oaks has almost $260 million in trusts. We raised about a $120 million PIPE to bolster that. And so that quantum of capital to fuel growth in the coming years was really reason why we chose the SPAC versus a tradition IPO.

Stuart Varney	All right. Ten years from now, if all goes well, what will you be doing? How big will you be?

Chieh Huang	Well, hopefully I’ll be a guest contributor on your show, Stu. So I’ve been waiting for that call, but I haven’t gotten it for about ten years or so. But when you project out forward, next year we’re projecting out 40% plus growth to get $300 million plus in revenue. And then, by the end of that five year forecast period that we’ve put out, we’ll be at just about $1 billion in net sales.

CONCLUSION

Stuart Varney	Okay. Chieh, you’ve done real well, I mean, really well. And we like to think we’ve had something to do with that. But I’ll take no credit whatsoever. Just congratulations to Chieh Huang, a remarkable business guy starting from nothing, and look what you’ve got now. Chieh, it was always a pleasure. Don’t be a stranger. We hope to see you again soon. Thank you.

Chieh Huang	I’ll see you soon, Stu.

CNN INTERNATIONAL INTERVIEW TRANSCRIPT

Monday, June 14, 2021

Paula:	And we have breaking market news. Online retailer Boxed is going public. The company announced a SPAC merger listing this morning. The deal values in at almost $900 million. Boxed may be the wholesale grocer of choice for millennials, but it sells more than just food. Earlier this year, Boxed signed a deal that gives it one of Asia's biggest retailers use of its software. Joining me now is Chieh Huang. He is CEO of Chieh Huang, and apparently, you are joining me from the place it all started. This must be momentous for you to be sitting, I believe in your parent's garage, as you announce that you're now going public.

Chieh:	That's right, Paula. Thanks for having me. You rewind eight years, this is where we shipped our first ever package, and here I am again today. So I guess it just shows the trajectory we've been on to the momentous day-to-day, but hopefully that will continue into the years to come.

Paula:	Why a SPAC? Why now? And how do you feel about the valuation?

Chieh:	Yeah, I think a SPAC has a few really great things for us as a company. It's unique for everyone and everyone's position, but for us, it was three main things. One was really the quantum of capital that we can raise. So Seven Oaks, the SPAC that we're merging with, has $260 million in trust. We bolster that with $120 million PIPE, so that quantum of capital is really much larger than you would get in a traditional IPO. I think two, a lot of folks don't know that we have a really sizable B2B business that got absolutely hammered last year because of COVID. But as we come out of that, as we're reopening here in America, we can tell that story as well as that story that you just mentioned, about really beginning to sell our technology overseas, and first to Aeon. And then third, of course for us to be able to bring our company public in a very momentous, unique, and expedited way is a third reason. So all those reasons really forced us to pick a SPAC over a traditional IPO.

Paula:	And I know that gave you a lot more flexibility and freedom, and I will get back to the point that your company, what you're trying to model here is a tech company, not just that it's kind of a wholesale business. I do want to turn to the wholesale though in a second. We were just on talking about all the inflationary pressure. What are you seeing right now? Because I would think in terms of supply chain issues, this is not a great time for people buying in bulk in terms of price pressure. What is going on?

Chieh:	Yeah. Well, I would argue that it is the best time to buy in bulk, because you're still capturing those savings. But to that point, you're exactly right, you're seeing price pressures all across the board and supply chain pressures all across the board. Nothing new for us though. During the pandemic, you saw that initial surge with toilet paper, then it moved to different pockets. The pockets are more sporadic these days, but there still are supply chain challenges up and down the supply chain across all different industries. So you're starting to see input prices go up for these manufacturers, and some of it is starting to come downstream for us. We've always focused on trying to provide value to customers all around America, and so we're going to try to keep those prices low for as long as possible.

Paula:	Yeah, it's that value proposition though that I wonder about going forward, especially in a company like yours. I do want to turn to that B2B business, though. With someone who... I'm going to call out my country, Canada. It is pathetic, online shopping, and so when I see a company like yours doing that integral B2B service for retailers... Just explain a little bit about why such a large chain in Japan would have turned to you for this B2B service.

Chieh:	Yeah. So when you think about kind of what we do and how we do it, we sell potato chips, then we began to sell advertising to sell the potato chips, and then now we sell the software that sells the advertising that sells the potato chips. And so that end-to-end infrastructure, that end-to-end technology is really important, and allows folks like Aeon to really leapfrog their competition with one call. So it's really white labeling all the technology we built here, all the software, and placing it on top of a very gigantic business. Aeon's an 80+ billion dollar company. We're going to start with Malaysia with them first, so hopefully investors out there will see that we not only have US kind of tailwinds in the reopening of America, but also we can capture the momentum in Asia and Southeast Asia in particular as they get better and exit the COVID crisis.

Paula:	Okay. I got to get out of here, but three rapid fire question. One, do you see a percentage difference between what we think of you as Boxed and then your B2B? 50/50, 40/60?

Chieh:	Yeah, traditionally 75/25. Last year, because B2B had so much headwinds, 90/10. So you're going to see that recover.

Paula:	Okay. Rapid fire, one word takeaway from the pandemic. What'd you learn?

Chieh:	Toilet paper. I wish I had a different one, but toilet paper was it.

Paula:	I've stumped you, there you go. And last question, what's the one thing that your parents really want you to get out of the goddamn garage?

Chieh:	Probably me, so I told them don't come to the garage. Don't worry about it. I got an important meeting, Mom, just don't open that door. And she has no idea what's going on here, so she'll see the clip later and the background will look familiar.

Paula:	I love it, because my parents are still nagging me to get the stuff out of the garage, and I'm much older than you. I can tell you that. Thanks so much for playing ball here on First Move, and we'll wait to see what happens with that all-important IPO. Thanks so much.

Chieh:	Thanks, Paula.

WALL STREET JOURNAL ARTICLE

Grocery Courier Boxed to Go Public in SPAC Deal

By Jaewon Kang

June 14, 2021

Grocery courier Boxed Inc. said it would go public through a merger with a special-purpose acquisition company, or SPAC, capitalizing on delivery demand that swelled during the Covid-19 pandemic.

Boxed and Seven Oaks Acquisition Corp. SVOK +0.51% said the deal would value the combined company at nearly $900 million and provide money to serve more households and businesses that started ordering groceries online during the pandemic.

“It’s given everyone a taste of an easier and a more efficient way to shop,” said Chieh Huang, chief executive officer and co-founder of Boxed, who will continue to lead the company.

Mr. Huang started Boxed in 2013 from his two-car garage in New Jersey, where he and three co-founders would buy and ship groceries themselves. Today Boxed delivers groceries and other bulky items such as toilet paper and office supplies from fulfillment centers to consumers and businesses across the country.

Many people have become used to shopping online for groceries over the past year. Mr. Huang said he expects shoppers to continue trying new products and a wider range of services via delivery.

Boxed faces mounting competition for its business. While higher than before the pandemic, grocery delivery sales have slowed recently. Instacart Inc., which has said it expects to go public, is pitching its service to businesses and recently introduced 30-minute delivery. Instacart, DoorDash Inc. DASH +3.31% and Uber Technologies Inc.’s UBER +1.58% Uber Eats division are also delivering a wider assortment of goods such as baby products, prescriptions and electronics in addition to restaurant meals and groceries. Despite recent growth, they are struggling to turn a profit, squeezed by labor and shipping costs.

Boxed isn’t profitable, Mr. Huang said, but Boxed and Seven Oaks projected that its software, advertising and delivery businesses would help it turn a profit within several years. Boxed’s sales growth has also slowed from high levels at the start of the pandemic last spring, but the company said it expects to continue adding customers.

Mr. Huang said that making more deliveries to businesses, in particular, can be more profitable than sales to private households. Boxed’s sales to businesses such as United Airlines Holdings Inc. UAL -1.40% were cut in half last year from 2019 as workers stayed home during the pandemic but are now recovering, he said.

“We think it’s going to be the most prolific reopening of America,” he said.

Additional Information and Where to Find It

Seven Oaks will file with the SEC a registration statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination that, once declared effective by the SEC, will be mailed to its stockholders. Seven Oaks’ stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Seven Oaks’ solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about Seven Oaks, Boxed and the proposed business combination and related transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Seven Oaks as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022, Attention: Drew Pearson, Chief Financial Officer, (917) 214-6371. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this communication may be considered forward-looking statements. The Company’s and Boxed’s actual results may differ from their expectations, estimates and projections and consequently, you should no rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Boxed’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination, the timing of the completion of the business combination and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related registration statement on Form S-4, including those set forth under "Risk Factors" therein, and other documents to be filed with the SEC by the Company. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Boxed’s control and are difficult to predict. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements.